Exhibit 99.1
Linktone Ltd.
12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001, People’s Republic of China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on October 8, 2007
     NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Linktone Ltd. will be held on October 8, 2007 at 10:00 a.m., Shanghai time, at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, for the following purposes:
1. To elect two Class III directors to serve until the 2010 annual general meeting of shareholders or until their successors are elected and duly qualified.
2. To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2007.
3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.
     The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on August 31, 2007 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.
FOR THE BOARD OF DIRECTORS

Michael Guangxin Li
Chief Executive Officer
Shanghai, China
September 10, 2007
YOUR VOTE IS IMPORTANT
To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

LINKTONE LTD.
PROXY STATEMENT
General
     We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 8, 2007 at 10:00 a.m., Shanghai time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China.
     This proxy statement and the form of proxy are first being mailed to shareholders on or about September 10, 2007.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Colin Sung, our Chief Financial Officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on August 31, 2007 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2007, 265,888,940 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 229,031,210 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting.
     JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
     If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a holder of ADSs prior to October 1, 2007, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.
Deadline for Shareholder Proposals
     Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by June 30, 2008 at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS
     Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Mark Begert and Alan Kwan), Class II directors (currently Elaine La Roche, Thomas Hubbs and Michael Guangxin Li) and Class III directors (currently Jun Wu and Colin Sung). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2008, 2009 and 2007, respectively. At each annual general meeting, including the 2007 annual general meeting at which two Class III directors are nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. Mr. Wu has been previously nominated by the board of directors and elected by our shareholders. Mr. Sung has been previously appointed by the board of directors. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
     The names of the nominees, their ages as of June 30, 2007, the principal positions with our company held by them and their respective class designation and term of office upon their election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office
Jun Wu (1)(2)(3)	35	Director	Class III	3 years
Colin Sung (4)	41	Chief Financial Officer and Director	Class III	3 years

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating committee.

(4)	Mr. Sung served as our acting Chief Executive Officer from February 2006 until April 2006, at which time Mr. Michael Li was appointed as our Chief Executive Officer.
Class III Directors Nominated for Election at the Annual General Meeting
     Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. He currently serves on the Board of Directors of 51 Auto, Ltd. and IBEX Ltd. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

     Colin Sung has served as our Chief Financial Officer since June 2005 and a director since February 2007. He also served as our acting Chief Executive Officer from February 2006 until April 2006. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq Global Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq Global Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.
     The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
     The audit committee recommends, and our board of directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2007. The Board first appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in 2000.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS OUR
INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2007.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF OUR BOARD OF DIRECTORS
     The compensation committee of our board of directors reviews and makes recommendations to our board of directors regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The members of our compensation committee are Jun Wu, Elaine La Roche, Allan Kwan, and Thomas Hubbs.
     The fundamental policy of the compensation committee is to provide our Chief Executive Officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the committee’s objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for the Chief Executive Officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and our company’s shareholders. As an executive officer’s level of responsibility increases, it is the intent of our board of directors to have a greater portion of his or her total compensation be dependent upon the company’s performance and stock price appreciation rather than base salary.
     Our company’s executive compensation is intended to be consistent with leading companies in the wireless telecommunications industry while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2006, the principal measures the committee looked to in evaluating our company’s progress toward these objectives were growth in revenue and net profits, as well as certain non-financial targets.
     Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.
     Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The compensation committee also considers companies outside the industry which may compete with our company in recruiting executive talent.
     Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of our company’s achievement of certain corporate financial and non-financial performance goals established for each fiscal year.
     Long-Term Compensation. The compensation committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. The board of directors has adopted our 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme, and our 2003 Plan. The 2000-1 Scheme governs all option grants made by our company which were outstanding immediately prior to the time that scheme was adopted by the board of directors. All future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. Stock options and other awards under the 2003 Plan are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or other awards include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.
     The awards that may be granted under the 2003 Plan include ordinary shares, options to purchase ordinary shares, dividend equivalent rights, the value of which is measured by the dividends paid with respect to the ordinary shares, stock appreciation rights the value of which is measured by appreciation in the value of the ordinary shares, and any other securities the value of which is derived from the value of the ordinary shares and which can be settled for cash, ordinary shares or other securities or a combination of cash, ordinary shares or other securities. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or its subsidiaries, although incentive stock options may only be issued to our employees or the employees of our subsidiaries. The 2003 Plan includes a mechanism — otherwise known as an “evergreen provision” — for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. As of January 2, 2007, there was an aggregate of 32,217,099 ordinary shares authorized for issuance under the 2003 Plan. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except that (i) awards granted under the 2000-1 Scheme consist only of options for ordinary shares; (ii) the 2000-1 Scheme does not contain an evergreen provision as described above; and (iii) non-qualified stock options granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of the ordinary shares on the date of grant.
     Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Michael Guangxin Li, who assumed this position in April 2006, currently receives an annual base salary of US$280,000. In determining his base salary, the committee compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating our company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.
The Compensation Committee
Jun Wu
Thomas Hubbs
Elaine La Roche
Allan Kwan

AUDIT COMMITTEE REPORT
     The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our company’s independent accountants are responsible for expressing an opinion on the conformity of their audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountants for 2005 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountants for fiscal year 2007 at the annual general meeting of shareholders scheduled on October 8, 2007.
     In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2006 Annual Report to Shareholders. We reviewed with our company’s independent accountants their judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with their representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountants their independence from management and our company and its affiliates, and received their written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountants are compatible with maintaining the accountants’ independence.
     We also discussed with our company’s management and independent accountants the overall scope and plans for their respective audits. We met with the management and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of our company’s internal controls, and the overall quality of financial reporting.
     In reliance upon the reviews and discussions referred to above, we recommended to our board of directors, and our board of directors approved, the inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.
The Audit Committee
Thomas Hubbs
Elaine La Roche
Jun Wu
*                    *                    *
The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
     Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:
•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.
SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1) Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, Attention: Chief Financial Officer.
2) Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.
     Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.
3) The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
     Our company adopted a Code of Business Conduct which is available on our company’s website at http://english.linktone.com/aboutus/corporate_governance.html. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
     Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to Nasdaq’s Marketplace Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain Nasdaq corporate governance requirements. Our company has notified Nasdaq of our intention to adopt a non-complying practice to post our annual reports to shareholders on our corporate website in lieu of mailing physical copies to record holders and beneficial owners of our company’s ADSs and ordinary shares, as allowed under the laws of the Cayman Islands. Our company has adopted this practice beginning in 2007 to avoid the considerable expense associated with such mailing. You may obtain a copy of our 2006 annual report to shareholders by visiting our website at http://english.linktone.com/aboutus/corporate_governance.html. If you want to receive a paper or email copy of our 2006 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by emailing ir@linktone.com.

OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.
By Order of the Board of Directors,

Michael Guangxin Li
Chief Executive Officer
Dated: September 10, 2007